Exhibit 4.43

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into effective as of, although not necessarily on, this 1st day of November, 2003 (the “Effective Date”) by and among Jeffrey Wiggins (the “Shareholder”), CW & Associates, Inc., a Texas corporation, d/b/a DataFlow Services (the “Company”), Trintech, Inc., a corporation formed under the laws of California (the “Purchaser”), and Trintech Group plc, a corporation formed under the laws of Ireland (“Trintech Group”).

RECITALS

A. The Shareholder owns 100% of the issued and outstanding shares of capital stock (the “DataFlow Stock”) of the Company.

B. The Company operates a business involved in the collection, assimilation, processing and distribution of financial information stemming from the retail operations of its customers.

C. On the terms and subject to the conditions set forth herein, the Purchaser desires to acquire from the Shareholder, and the Shareholder desires to sell to the Purchaser, all of the DataFlow Stock owned by the Shareholder.

TERMS AND PROVISIONS

In consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE DATAFLOW STOCK

1.1 Purchase and Sale of the DataFlow Stock. At the Closing (as defined in Section 3.1 below), the Shareholder shall sell and transfer to the Purchaser and the Purchaser shall purchase and acquire from the Shareholder all of the shares of DataFlow Stock in exchange for the Purchase Price (as defined in Section 2.1 below).

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price. The consideration given by the Purchaser for the DataFlow Stock (the “Purchase Price”) shall consist of the following five elements:

2.1.1 Cash Portion. At the Closing, the Purchaser shall tender to the Shareholder cash (the “Cash Portion”) in an amount equal to $2,550,000. In addition, on or before the fifth business day after the Purchaser receives the Effective Date Balance Sheet (defined in Section 4.4 below), the Purchaser shall tender to the Shareholder cash in an amount equal to the excess, if any, of the Net Assets (as defined below) of the Company on the Effective Date over $310,000.

2.1.2 Hold-Back Amount. At the Closing the Purchaser shall deposit in an escrow account (the “Escrow Account”) created pursuant to the Escrow Agreement attached to this Agreement as Exhibit A (the “Escrow Agreement”) cash in the amount of $450,000 (the “Hold-Back Amount”). The Escrow Agreement provides, among other things, that unless the Purchaser has notified the escrow agent identified in the Escrow Agreement (the “Escrow Agent”) and the Shareholder of a pending claim in accordance with the provisions of Article VII hereof, 50% of the Hold-Back Amount remaining in the Escrow Agent’s possession on the first anniversary of the Closing Date shall be released to the Shareholder at that time, and any Hold-Back Amount remaining in the Escrow Agent’s possession on the second anniversary of the Closing Date shall likewise be released to the Shareholder at that time.

2.1.3 Deposit Under ADS Escrow Agreement. At the Closing the Purchaser shall also deposit in a separate escrow account created pursuant to the ADS Escrow Agreement attached to this Agreement as Exhibit B (the “ADS Escrow Agreement”) an amount of cash (the “ADS Amount”) equal to the product of 150,000 multiplied by the closing price reported on the Nasdaq National Market System on the last business day prior to Closing of the American Depositary Shares (evidenced by American Depositary Receipts) of Trintech Group. The funds deposited pursuant to the ADS Escrow Agreement may only be used in the manner contemplated in the ADS Escrow Agreement.

2.1.4 Earn-Out Payments. The Shareholder shall be entitled to two or three post-closing payments based on the post-closing profitability of the Business (as defined below). The first payment shall be due within 60 days after completion of Trintech’s audit by its outside accountants for the fiscal year ended January 31, 2005, and shall be equal to 50% of the Profit (as defined below) achieved by the Business (as defined below) during the period from February 1, 2004 through January 31, 2005. The second payment shall be due within 60 days after completion of Trintech’s audit by its outside accountants for the fiscal year ended January 31, 2006, and shall be equal to 50% of the Profit achieved by the Business during the period from February 1, 2005 through January 31, 2006.

If after the second payment described in the preceding paragraph the aggregate payments of Profit made to the Shareholder pursuant to this Section 2.1.4 total less than $2,500,000, the Shareholder shall be entitled to a third payment that shall be due within 60 days after completion of Trintech’s audit review by its outside accountants for the fiscal quarter ended July 31, 2006, and shall be equal to the lesser of (a) 50% of the Profit achieved by the Business during the period from February 1, 2006 through July 31, 2006, or (b) the amount necessary to cause the aggregate payments of Profit to the Shareholder pursuant to this Section 2.1.4 to equal $2,500,000.

2.1.5 Prorated Monthly Profit. If the Effective Date occurs other than at the beginning of a calendar month, the Purchaser shall pay the Shareholder additional consideration based on the Company’s Profit earned during the period between the beginning of the month in which the Effective Date occurs and the Effective Date. The pro-ration will be determined by multiplying the Profit for the entire month in which the Effective Date occurs by a fraction, the numerator of which is the number of days between the first of the month and the Effective Date and the denominator of which is the number of days in that month. The Purchaser will calculate and pay any additional amounts due to the Shareholder pursuant to this Section 2.1.5 within ten days of the closing of accounts for the month in which the Effective Date occurs.

2.2 Definitions.

2.2.1 As used in this Agreement, the term “Business” shall mean the Company business existing as of the Closing date and Trintech’s statement delivery business existing as of the Closing date, together with such accretions to such businesses as shall occur after the Closing.

2.2.2 As used in this Agreement, the term “Net Assets” shall mean current assets (cash and receivables that are less than six months old) less all liabilities or obligations, either accrued, absolute, contingent or otherwise including but not limited to accounts payable, and unpaid or accrued taxes due on the Effective Date.

2.2.3 As used in this Agreement, the term “Profit” means after-tax profit for the Business as defined in accordance with United States Generally Accepted Accounting Principles consistently applied, after an assumed corporate tax rate of 10%. Costs taken into account in determining Profit shall include (a) all costs directly related to the Business incurred by the Company, and (b) a management charge to the Purchaser of $16,667 per month. The management charge will cover all sales commissions and expenses for sales personnel involved in making sales for the Business who are employed by the Purchaser, sales related travel and marketing costs incurred by the Purchaser, accounting and human resources support, and costs of all general management and inter-company assistance provided the Company by the Purchaser. The Shareholder will be furnished schedules showing the actual costs incurred by the Purchaser for supplying these management services on a quarterly basis during the Earn-Out Period.

2.3 Allocation of Purchase Price. The parties agree that for tax reporting purposes only, $20,000 of the Purchase Price shall constitute consideration to the Shareholder for the covenants of the Shareholder set forth in Section 6.2.1 below, and the remainder of the Purchase Price shall be allocated to the purchase of the DataFlow Stock. Neither party shall take a position inconsistent with that allocation on its tax return(s) relating to the period in which the Closing occurs. Notwithstanding the foregoing, the allocation of the Purchase price pursuant to this Section 2.3 shall in no way be deemed to limit the liability of the Shareholder for violation of the covenants in said Section 6.2.1.

2.4 Limited Guaranty by Trintech Group. To induce the Shareholder to enter into this Agreement and to carry out its obligations hereunder, Trintech Group hereby unconditionally and irrevocably guarantees payment by the Purchaser, when due, of all of the Purchaser’s obligations to the Shareholder pursuant to Section 2.1.4 above. The liability of Trintech Group under this Agreement shall be limited in all respects to its obligations under this Section 2.4.

ARTICLE III

CLOSING; CLOSING CONDITIONS; PRE-CLOSING COVENANTS

3.1 Time and Place of the Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Scheef & Stone, L.L.P. (“Scheef & Stone”), 5956 Sherry Lane, Suite 1400, Dallas, TX 75225, on November 13, 2003, or at such other place and time as agreed upon by the parties (the “Closing Date”). However, the Closing shall be effective for all purposes as of the Effective Date.

3.2 Closing Transactions. Subject to the conditions set forth in this Agreement, the parties shall consummate the following transactions (the “Closing Transactions”) on the Closing Date:

(a) The Shareholder shall deliver to the Purchaser all certificates representing the DataFlow Stock;

(b) The Purchaser shall deliver the Cash Portion by wire transfer to an account designated by the Shareholder, or by cashier’s check or other immediately available funds;

(c) The Shareholder, the Purchaser and the Escrow Agent shall execute and deliver the Escrow Agreement, and the Purchaser shall deliver the Hold-Back Amount to the Escrow Agent;

(d) The Shareholder and the Purchaser shall execute and deliver the Employment Agreement attached hereto as Exhibit C (the “Employment Agreement”), which shall provide for, among other things, an initial term running from the Closing Date through January 31, 2006, base compensation of $130,000 per annum, a bonus of $70,000 each year (prorated for the partial year from the Effective Date until January 31, 2004), and a restriction on the Shareholder’s ability to compete with the Purchaser;

(e) The Shareholder, the Purchaser and Scheef & Stone shall enter into the ADS Escrow Agreement and the Purchaser shall deposit the ADS Amount with Scheef & Stone; and

(f) The Company, the Shareholder and the Purchaser, as applicable, shall deliver the opinions, certificates and other documents and instruments required to be delivered by or on behalf of such Party under this Agreement.

3.3 The Company’s/Shareholder’s Closing Deliveries. Subject to and conditioned upon the Closing, on or prior to the Closing Date, the Shareholder shall have delivered to Purchaser all of the following:

(a) Copies of all third party and governmental consents, approvals, filings, releases and terminations required in connection with the consummation of the transactions contemplated herein;

(b) Certificate of the Comptroller of Public Accounts of the State of Texas indicating the Company is in good standing;

(c) An opinion, dated the Closing Date, of counsel to the Company and the Shareholder, in form and substance reasonably satisfactory to the Purchaser, containing the opinions set out on Exhibit D to this Agreement;

(d) A certificate of the Shareholder certifying that the conditions to Closing set forth in Section 3.5(a) and (b) have been satisfied;

(e) Certified copies of the resolutions of the Company’s Board of Directors approving the transactions contemplated by this Agreement; and

(f) Such other documents or instruments as the Purchaser may reasonably request to effect the transactions contemplated hereby.

3.4 The Purchaser’s Closing Deliveries. Subject to and conditioned upon the Closing, on or prior to the Closing Date the Purchaser shall have delivered to the Shareholder all of the following:

(a) Certified copies of the resolutions of the Purchaser’s Board of Directors approving the transactions contemplated by this Agreement;

(b) A certificate of the Purchaser certifying that the conditions to Closing set forth in Section 3.6(a) and (b) have been satisfied;

(c) An opinion of counsel to the Purchaser, dated the Closing Date, in form and substance reasonably satisfactory to the Shareholder, containing the opinions set out on Exhibit E to this Agreement; and

(d) Such other documents or instruments as the Company may reasonably request to effect the transactions contemplated hereby.

3.5 Conditions to the Purchaser’s Obligations. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a) The representations and warranties set forth in Article IV hereof shall be true and correct in all material respects at and as of the Effective Date and the Closing Date as though then made and as though the

Effective Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

(b) The Company and the Shareholder shall have performed and complied with all of the covenants and agreements required to be performed by each of them under this Agreement on or prior to the Closing;

(c) The purchase of DataFlow Stock by the Purchaser hereunder shall not be prohibited by any applicable law or governmental regulation, shall not subject the Purchaser to any penalty, liability or other materially adverse condition under or pursuant to any applicable law or governmental regulation, and shall be permitted by laws and regulations of the jurisdictions to which the Purchaser is subject;

(d) No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, cause such transactions to be rescinded or materially and adversely affect the right of the Purchaser to own the DataFlow Stock, and no judgment, decree, injunction, order or ruling shall have been entered that has any of the foregoing effects;

(e) The Company shall have Net Assets of at least $310,000;

(f) The Company shall have entered into employment agreements, in form satisfactory to the Purchaser, with the employees identified on Schedule 3.5(f);

(g) The transactions contemplated herein shall have been approved by the Purchaser’s Board of Directors;

(h) The parties shall have developed and agreed to a plan covering at least the first full year after the Closing Date, under which ownership and control of the Company and its business and operations will be transitioned to the Purchaser. The Shareholder shall cooperate with and assist the Purchaser in preparing the transition plan; and

(i) The Company shall have made such personnel adjustments as the parties shall mutually agree prior to Closing.

Any condition specified in this Section 3.5 may be waived by the Purchaser; provided that no such waiver shall be effective against the Purchaser unless it is set forth in a writing executed by the Purchaser.

3.6 Conditions to the Company’s/Shareholder’s Obligation. The obligation of the Company and the Shareholder to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a) The representations and warranties set forth in Article V shall be true and correct in all material respects at and as of the Effective Date and the Closing Date as though then made and as though the Effective Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

(b) The Purchaser shall have performed and complied with all of the covenants and agreements required to be performed by it under this Agreement on or prior to the Closing;

(c) The sale of the DataFlow Stock by the Shareholder hereunder shall not be prohibited by any applicable law or governmental regulation, shall not subject the Shareholder to any penalty, liability or other materially adverse condition under or pursuant to any applicable law or governmental regulation, and shall be permitted by laws and regulations of the jurisdictions to which the Shareholder is subject;

(d) No action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, cause such transactions to be rescinded or materially and adversely affect the right of the Shareholder to retain the Cash Portion or the Trintech Stock acquired pursuant to the Subscription Agreement, and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects;

(e) The transactions contemplated herein shall have been approved by the Company’s Board of Directors.

Any condition specified in this Section 3.6 may be waived by the Shareholder; provided that no such waiver shall be effective against the Company and the Shareholder unless it is set forth in a writing executed by the Shareholder.

3.7 Affirmative Covenants of the Company/Shareholder. Prior to the Closing, unless the Purchaser otherwise agrees in writing and except as expressly contemplated by this Agreement, the Company shall and the Shareholder shall and shall cause the Company to:

(a) Conduct its business and operations only in the ordinary course of business, consistent with past practice;

(b) Maintain the books, accounts and records of the Company in accordance with past custom and practice as used in the preparation of the Financial Statements (defined in Section 4.4 below);

(c) Promptly inform the Purchaser in writing of any variances from the representations and warranties contained in Article IV hereof or any breach of any covenant hereunder by the Company or the Shareholder; and

(d) Cooperate with the Purchaser and use reasonable best efforts to cause the conditions to the Purchaser’s obligation to close to be satisfied.

3.8 Negative Covenants of the Shareholder. Prior to the Closing, unless the Purchaser otherwise agrees in writing and except as expressly contemplated by this Agreement, the Company shall not, the Shareholder shall cause the Company not to:

(a) Take any action that would require disclosure under Section 4.16;

(b) Make any loans, enter into any transaction with any officer, director, shareholder or affiliate of the Company or make or grant any increase in any employee’s or officer’s compensation or make or grant any increase in any employee benefit plan, incentive arrangement or other benefit covering any of the employees of the Company;

(c) Establish or, except in the ordinary course of business consistent with past practice, contribute to any pension, retirement, profit sharing or stock bonus plan or multiemployer plan covering the employees of the Company;

(d) Enter into any contract, agreement or transaction, other than in the ordinary course of business consistent with past practice with unaffiliated third parties;

(e) Declare, pay, make or otherwise effectuate any dividends, distributions, redemptions, equity repurchases or other transactions involving the Company’s capital stock or equity securities; or

(f) (i) Solicit, initiate or encourage the submission of any proposal or offer from any third party relating to any liquidation, dissolution or recapitalization of, merger or consolidation with or into, acquisition or purchase of assets of the Company (other than with respect to the sale of inventory and the purchase and/or replacement of equipment in the ordinary course of business) or of the DataFlow Stock or any equity interest in or similar transaction or business combination involving the Shareholder or the Company or (ii) participate in any negotiations regarding, furnish any information with respect to, or assist or participate in, any effort or attempt by any third party to do or seek any of the foregoing; and will immediately notify the Purchaser if any third party attempts to make any proposal to or initiate any discussion or negotiation with any of them concerning any of the foregoing.

3.9 Covenants of the Purchaser. Prior to the Closing, the Purchaser shall:

(a) Promptly (once it obtains knowledge thereof) inform the Shareholder in writing of any variances from the representations and warranties contained in Article V or any breach of any covenant hereunder by the Purchaser; and

(b) Cooperate with the Shareholder and use its reasonable best efforts to cause the conditions to the Company’s and the Shareholder’s obligation to close to be satisfied, including, without limitation, (a) the execution and delivery of all agreements contemplated hereunder to be so executed and delivered, and (b) the making and obtaining of all third party and governmental filings, authorizations, approvals, consents, releases and terminations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE SHAREHOLDER

To induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereunder, the Company and the Shareholder severally, but not jointly, make the following representations and warranties concerning the Company and the Shareholder, which representations and warranties shall survive the Closing as provided in Section 7.1.

4.1 Organization, Power and Authority; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Company is legally qualified to transact business as a foreign corporation in each of the jurisdictions in which its business or property is such as to require that it be thus qualified, and it is in good standing in each of the jurisdictions in which it is so qualified. The Company does not own, of record or beneficially, any capital stock or equity interest of investment in any corporation, partnership, joint venture, association or business entity.

4.2 Capitalization. The DataFlow Stock constitutes the only shares of capital stock of the Company that are issued and outstanding. All of the shares of DataFlow Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with all applicable state and federal securities laws, and (iii) were not issued in violation of any preemptive rights or rights of first refusal. No preemptive rights or rights of first refusal exist with respect to the DataFlow Stock, and no such rights arise by virtue of or in connection with the transactions contemplated hereby. There are no outstanding or authorized rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require the Company to issue or sell any shares of its capital stock (or securities convertible into or exchangeable for shares of its capital stock). There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the capital stock of the Company. The Company is not obligated to redeem or otherwise acquire any of its outstanding shares of capital stock. As of the date hereof, the Shareholder constitutes the only holder of all issued and outstanding shares of capital stock of the Company, and the Shareholder owns such shares free and clear of all liens, restrictions and claims of any kind.

4.3 Records of the Company. The copies of the articles of incorporation and bylaws of the Company that were provided to the Purchaser are true, accurate and complete and reflect all amendments made through the date of this Agreement. The minute books of the Company made available to the Purchaser for review were correct and complete in all material respects as of the date of such review, no further entries have been made through the date of this Agreement, such minute books contained the true signatures of the persons purporting to have signed them, and such minute books contain an accurate record of all material corporate actions of the shareholders and directors (and any committees thereof) of the Company taken by written consent or at a meeting within the past 10 years. All material corporate actions taken by the Company have been duly authorized or ratified. There are no material inaccuracies or discrepancies of any kind contained in the accounts, books, ledgers and official records of the Company. The stock ledgers of the Company, as previously made available to the Purchaser, contain accurate and complete records of all issuances, transfers and cancellations of shares of the capital stock of the Company.

4.4 Financial Statements. To assist the Purchaser in performing due diligence, the Company has previously furnished to the Purchaser the financial statements of the Company described in Items (a) through (d) below, and before the last day of the calendar month in which the Closing occurs the Company shall furnish to the Purchaser the financial statements of the Company described in Items (e) and (f) below, in all such cases including the notes pertaining thereto (collectively, the “Financial Statements):

(a)	Balance sheets at December 31, 2002 and December 31, 2001;

(b)	Balance sheet at September 30, 2003;

(c)	Statements of income for the years ended December 31, 2002 and December 31, 2001;

(d)	Statement of income for the 9-month period ended September 30, 2003;

(e)	Balance sheet as of the Effective Date (the “Effective Date Balance Sheet”); and

(f)	Income statement for the period from the first day of October 2003 through Effective Date.

The Financial Statements described in Items (a) through (d) above, which are attached hereto as part of Schedule 4.4, present fairly and are true, correct and complete statements of the financial position of the Company, in all material respects, at each of the said balance sheet dates and the results of its operations for each of the said periods covered. The Financial Statements described in Items (e) and (f) above, when delivered, will present fairly, in all material respects, and will be true, correct and complete statements of the financial position of the Company at the Effective Date and the results of its operations for the period covered. The Financial Statements described in Items (a) through (d) above have been, and the Financial Statement described in Item (f) above, when delivered, shall be prepared on an income tax accounting basis. Except for required footnote disclosure, the Effective Date Balance Sheet shall be prepared in accordance with United States Generally Accepted Accounting Principles consistently applied. The books and records of the Company properly and accurately reflect all transactions, properties, assets and liabilities of the Company. The Company is not aware of changes in United States Generally Accepted Accounting Principles that could materially and adversely affect the Company’s financial condition or results of operations as set forth on the Financial Statements.

4.5 Liabilities. Except as set forth on Schedule 4.5, the Company has no material liabilities or obligations, either accrued, absolute, contingent or otherwise, except: (i) liabilities set forth on the Effective Date Balance Sheet and not heretofore paid or discharged; (ii) to the extent specifically set forth in or incorporated by express reference in any of the schedules hereto; and (iii) normal liabilities incurred in the ordinary course of business since the Effective Date.

4.6 Tax Matters. Except as set forth on Schedule 4.6:

4.6.1 The Company has timely filed all tax returns and reports required to be filed by it prior to the date hereof, or has filed appropriate extensions with respect thereto, including all federal, state, local and foreign tax returns, and has paid in full or made adequate provision by the establishment of reserves for all taxes and other charges that have become due. All tax returns and reports have been prepared in accordance with applicable laws and accurately reflect the taxable income (or other measure of tax) of the Company. To the best of the Company’s knowledge, there is no tax deficiency proposed or threatened against the Company. There are no tax liens upon any property or assets of the Company. The Company has made all payments of estimated taxes when due in amounts sufficient to avoid the imposition of any penalty.

4.6.2 All taxes and other assessments and levies the Company was required by law to withhold or to collect have been duly withheld and collected and have been paid over to the proper governmental entity or are being held by the Company or properly reserved against by the Company for such payment. All such withholdings and collection and all other payments due in connection therewith as of the date of the Last Balance Sheet are duly reflected on the Last Balance Sheet.

4.7 Real Estate.

4.7.1 The Company owns no real estate.

4.7.2 Schedule 4.7 contains an accurate list of each lease agreement with respect to the Company’s leasehold premises (the “Leases”). The properties leased pursuant to the Leases constitute all real property (including employee and customer parking) used by the Company in the twelve months prior to the Closing Date. A true and complete copy of each Lease has been delivered to the Purchaser prior to the date hereof. Schedule 4.7 also sets forth a description of the nature and amount of all liens on the Company’s interest in the Leases. The Leases are in full force and effect, the Company is not in default or breach under any Lease and no event has occurred which with the passage of time or the giving of notice or both would cause a material breach of or default under any Lease by Company that has not been waived. To the best of the Company’s knowledge, there is no breach or default of any Lease by any other party to such Lease that has not been heretofore satisfied or waived.

4.7.3 To the Company’s and the Shareholder’s knowledge, the Company has valid leasehold interests in the Leases, free and clear of any liens, covenants and easements of any nature whatsoever, except for (i) liens set forth on Schedule 4.7; (ii) liens for real estate taxes not yet due and payable; and (iii) such imperfections of title and encumbrances, if any, as are not material in character, amount or extent and do not detract from the value, or interfere with the present use, of such properties.

4.7.4 Each of the premises covered by the Leases has sufficient access to public roads and is served by all public utilities in such quantity and quality as are sufficient to satisfy the current normal sales levels and business activities as conducted at such parcel.

4.7.5 The Company and the Shareholder have not received notice of (i) any condemnation proceeding with respect to any portion of the premises covered by the Leases or any access thereto, and, to the best of the Shareholder’s and the Company’s knowledge, no proceeding is contemplated by any governmental authority; or (ii) any special assessment that is reasonably expected to affect any of the premises covered by the Leases, and, to the best of the Shareholder’s and the Company’s knowledge, no such special assessment is contemplated by any governmental authority.

4.8 Good Title to and Condition of Assets. As of the Closing Date, the Company will have good and marketable title to all of its assets, free and clear of any liens, except for the assets leased by the Company as listed on Schedule 4.8 hereto. The Company’s fixed assets currently in use or necessary for normal sales levels consistent with past practices are in good operating condition, normal wear and tear excepted.

4.9 Receivables. All of the Company’s accounts receivable are valid and legally binding, represent bona fide transactions, and arose in the ordinary course of business of the Company. All of the Company’s accounts receivable are good, valid and collectible receivables, and will be collected in full, in accordance with the terms of such receivables, within 180 days after the Closing Date subject to the Company’s reserve for doubtful accounts as of the Closing used in determining Net Assets. Any such accounts receivable that are not collected on or before the 180th day following the Closing Date shall be deemed uncollectible, whereupon the Purchaser shall be entitled to immediately withdraw the full balance of such uncollectible accounts receivable from the Hold-Back Amount.

4.10 Licenses and Permits. The Company possesses all required licenses and governmental or official approvals, permits or authorizations (collectively, the “Permits”) for the business and operations of the Company. All such Permits are valid and in full force and effect, the Company is in substantial compliance with their requirements, and no proceeding is pending or, to the best of the Company’s knowledge, threatened to revoke or amend any of them. Schedule 4.10 contains a complete list of all such Permits. Except as indicated on Schedule 4.10, none of the Permits will be impaired or in any way affected by the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

4.11 Proprietary Rights.

4.11.1 Schedule 4.11 contains an accurate and complete list of all of the Company’s material proprietary rights, including all trademarks, service marks (including all rights of the Company in the service marks “DataFlow Services” and “DataFlow”), trade names, patents, patent applications, licenses thereof, formulae, computer software, slogans, trade dress, copyrights, operating rights, other licenses and permits, and other similar intangible property and rights relating to the products or business of the Company, except for off-the-shelf software and licenses implied in the sale of such software.

4.11.2 Except as set forth on Schedule 4.11, (i) the Company owns all right, title and interest in and to all of the Company’s proprietary rights; (ii) the Company has received no notice of any claim by any third party asserting the invalidity, abuse, misuse, or enforceability of any such rights, and to Company’s knowledge there are no grounds for the same; (iii) the Company has not received a notice of conflict with the asserted rights of others within the last five years; and (iv) to the Company’s and the Shareholder’s knowledge, the conduct of the Company’s business has not infringed any proprietary rights of others.

4.11.3 Notwithstanding the foregoing, to the extent the Purchaser deems it reasonable and prudent to obtain new licenses for any computer software used by the Company prior to the Closing, in order to ensure compliance with the representation contained in clause (iv) of Section 4.11.2 above, the Shareholder shall not object to such action by the Company as a remedy for presumed breach of such representation (though the Shareholder admits no such breach), and the Shareholder’s maximum obligation to the Purchaser in connection therewith shall be $30,000. The Purchaser agrees that any necessary licenses will be obtained in the most cost-efficient manner possible that achieves legal compliance. The “deductible” amount discussed in Section 7.1.5 shall not apply towards or be utilized in satisfying said obligation of up to $30,000. No replacement of computer software by the Purchaser after the Closing shall relieve the Shareholder of liability for breach of any representations contained in Section 4.11.2 stemming from third party claims based on activities prior to the Closing.

4.12 Adequacy of the Assets; Relationships with Customers and Suppliers. The Company’s assets constitute, in the aggregate, all of the property reasonably necessary for the conduct of the business of the Company in the manner in which and to the extent to which it is currently being conducted. The Company has not received any written or oral communication prior to the date of this Agreement that:

4.12.1 Any current customer of the Company that accounted for over 1% of the total consolidated revenue of the Company for the year ended December 31, 2002 will terminate its business relationship with the Company; or

4.12.2 Any current supplier to the Company of items important to the conduct of its business, which items cannot be replaced by the Company at comparable cost to the Company and the loss of which would have a material adverse effect on the business or operations of the Company, will terminate its business relationship with the Company.

4.13 Contracts and Agreements with Respect to the Company. Schedule 4.13 is an accurate and complete list of the following contracts and agreements to which the Company is a party:

(a) Collective bargaining agreement or contract with any labor union or any bonus, pension, profit sharing, retirement or any other form of deferred compensation plan or any stock purchase, stock option, hospitalization insurance or similar plan or practice, whether formal or informal;

(b) Any express contract for the employment of any officer, individual employee or other person on a full-time or consulting basis or any severance agreements;

(c) Agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any of its assets;

(d) Contract under which the Company has advanced or loaned any other person or entity amounts in the aggregate exceeding $10,000;

(e) Agreements with respect to the lending or investing of funds;

(f) License or royalty agreements (excluding licenses or agreements pertaining to “off-the-shelf” software);

(g) Guaranty of any obligation, other than endorsements made for collection;

(h) Outstanding powers of attorney executed on behalf of the Company;

(i) Lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it;

(j) Contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not terminable by the Company on 30 days or less notice without penalties and involves more than $10,000;

(k) Any confidentiality agreement or similar arrangement;

(l) Non-compete or similar contract that prohibits the Company or the Shareholder from freely engaging in business anywhere in the world; or

(m) Other agreement material to the Company whether or not entered into in the ordinary course of business, except for this Agreement or the agreements contemplated hereby, which is not terminable by the Company on 30 days or less notice without penalties and involves more than $10,000.

Except as disclosed on Schedule 4.13, (i) no contract or commitment required to be disclosed on Schedule 4.13 and to be assumed by Purchaser has, to the Shareholder’s knowledge, been breached or canceled by the other party and the Company has no knowledge of any anticipated breach by any other party to any contract set forth on Schedule 4.13, (ii) the Company has performed all the obligations required to be performed by it as of the date hereof in connection with the contracts or commitments required to be disclosed on Schedule 4.13 and is not in default under or in breach of any contract or commitment required to be disclosed on Schedule 4.13, and to Company’s knowledge no event has occurred that with the passage of time or the giving of notice or both would result in a default or breach thereunder, and (iii) each agreement set forth on Schedule 4.13 is legal, valid, binding, enforceable and in full force and effect.

The Company has provided the Purchaser with a true and correct copy of all written contracts required to be disclosed on Schedule 4.13, in each case together with all amendments, waivers or other changes thereto (all of which are disclosed on Schedule 4.13). Schedule 4.13 contains an accurate and complete description of all material terms of all oral contracts referred to therein.

4.14 Litigation. Except as set forth on Schedule 4.14, there are no actions, suits, claims, governmental investigations or arbitration proceedings pending or, to Company’s knowledge, threatened against the Company or any of its assets, or which question the validity or enforceability of this Agreement or any action contemplated herein. There are no outstanding unsatisfied orders, decrees or stipulations issued by any federal, state, local or foreign judicial or administrative authority in any proceeding to which the Company is or was a party or which apply to any of the Company’s assets.

4.15 Insurance. Schedule 4.15 attached hereto lists and briefly describes each insurance policy maintained by the Company with respect to its properties, assets and business, together with a claims history for the past five years. All premiums and other payments that have become due under the policies of insurance listed on Schedule 4.15 have been paid in full, all of such policies are now in full force and effect, and the Company has not received notice from any insurer, agent or broker of the cancellation of, or any increase in premium with respect to, any of such policies or bonds. Except as set forth on Schedule 4.15, the Company has no self-insurance or co-insurance programs, and the reserves set forth on the Last Balance Sheet are adequate to cover all anticipated liabilities with respect to self-insurance or coinsurance programs. Except as set forth on Schedule 4.15, the Company has not received any notification from any insurer, agent or broker denying or disputing any claim made by the Company or denying or disputing any coverage for any such claim or the amount of any claim. Except as set forth on Schedule 4.15, the Company has no claim against any of its insurers under any of such policies pending or anticipated and there has been no occurrence of any kind that would give rise to any such claim.

4.16 Absence of Certain Developments. Except as set forth on Schedule 4.16 and except as expressly contemplated by this Agreement, since the date of the Effective Date Balance Sheet the Company has not:

(a) Suffered any change in the business, assets or properties of Company or in the financial condition or results of operations of the Company, other than changes occurring in the ordinary course of business consistent with past practice or resulting from business or economic downturns not reasonably in the control of Company (which have not, either alone or in the aggregate had a material adverse effect on the business, assets or properties of Company or its financial condition or results of operations) or suffered any theft, damage, destruction or casualty to any material assets, whether or not covered by insurance, or suffered any substantial destruction of its books and records;

(b) Redeemed or repurchased, directly or indirectly, any shares of capital stock or other equity security or declared, set aside or paid any dividends or made any other distributions (whether in cash or in kind) with respect to any shares of its capital stock or other equity security;

(c) Issued, sold or transferred any equity securities, any securities convertible, exchangeable or exercisable into shares of its capital stock, or other equity securities, or warrants, options or other rights to acquire shares of its capital stock or other of its equity securities;

(d) Incurred or become subject to any material liabilities, except liabilities incurred in the ordinary course of business consistent with past practice;

(e) Subjected any portion of its properties or assets to any lien that will not be discharged as of the Closing;

(f) Sold, leased, assigned or transferred (including, without limitation, transfers to the Shareholder, officers and directors) any of its tangible assets (except for sales of inventory in the ordinary course of business consistent with past practice or in connection with replacement of equipment or as otherwise contemplated by this Agreement), or canceled without fair consideration any material debts or claims owing to or held by it;

(g) Sold, assigned, licensed or transferred (including, without limitation, transfers to the Shareholder, officers and directors) any proprietary rights owned by, issued to or licensed to it or disclosed any confidential information (other than pursuant to agreements requiring the recipient of such confidential information to maintain the confidentiality of and preserving all its rights in such confidential information);

(h) Suffered any extraordinary losses or waived any rights of material value;

(i) Entered into, amended or terminated any material lease, contract, agreement or commitment, or taken any other action or entered into any other transaction other than in the ordinary course of business consistent with past practice;

(j) Entered into any other material transaction, or materially changed any business practice;

(k) Made or granted any bonus or any wage, salary or compensation increase to any director, officer, employee or sales representative, group of employees or consultant (except in the ordinary course of business consistent with past practice), made or granted any increase in any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement, or adopted any new employee benefit plan or arrangement, except as contemplated by this Agreement;

(l) Made any other change in employment terms for any of its directors, officers, and employees outside the ordinary course of business consistent with past practice;

(m) Conducted its cash management customs and practices other than in the ordinary course of business consistent with past practice (including, without limitation, with respect to collection of accounts receivable, purchases of inventory and supplies, repairs and maintenance, payment of accounts payable and accrued expenses, levels of capital expenditures and operation of cash management practices generally);

(n) Made any capital expenditures or commitments for capital expenditures that aggregate in excess of $10,000, outside the ordinary course of business consistent with past practice;

(o) Made any loans or advances to, or guarantees for the benefit of, any person;

(p) Made charitable contributions or pledges or paid association fees or dues in excess of $1,000; or

(q) Committed to do any of the foregoing.

4.17 Compliance with Laws.

4.17.1 The Company is in compliance with all laws, regulations and orders applicable to it. Within the past 5 years, the Company has not been cited, fined or otherwise notified of any asserted past or present failure to comply with any laws, which failure to comply could reasonably be expected to have a material adverse effect on the Company and, to the Company’s knowledge, no proceeding with respect to any such violation is pending.

4.17.2 The Company has not made any payment of funds in connection with the business of the Company prohibited by law, and no funds have been set aside to be used in connection with the business of the Company for any payment prohibited by law.

4.17.3 The Company is and at all times has been in full compliance with the terms and provisions of the Immigration Reform and Control Act of 1986 (the “Immigration Act”). With respect to each Employee (as defined in 8 C.F.R. 274a.1(f)) of the Company for whom compliance with the Immigration Act by the Company as Employer is required, the Company has supplied to the Purchaser an accurate and complete copy of (i) each Employee’s Form I-9 (Employment Eligibility Verification Form) and (ii) all other records, documents or other papers prepared, procured and/or retained by the Company pursuant to the Immigration Act. The Company has not been cited, fined, served with a Notice of Intent to Fine or with a Cease and Desist Order, nor has any action or administrative proceeding been initiated or, to Company’s knowledge, threatened against the Company by reason of any actual or alleged failure to comply with the Immigration Act.

4.18 Environmental Matters.

4.18.1 Except as permitted by applicable law, the Company has not transported, stored, handled, treated or disposed, nor has it allowed or arranged for any third parties to transport, store, handle, treat or dispose of Hazardous Substances or other waste to or at any location other than a site lawfully permitted to receive such Hazardous Substances or other waste for such purposes, nor has it performed, arranged for or allowed by any method or procedure such transportation, storage, treatment or disposal in contravention of any laws or regulations. The Company has not stored, handled, treated or disposed of, or allowed or arranged for any third parties to store, handle, treat or dispose of, Hazardous Substances or other waste upon property owned or leased by it, except as permitted by law. For purposes of this Section 4.18, the term “Hazardous Substances” shall mean and include: (i) any “Hazardous Substance,” “Pollutant” or “Contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq., or the regulations promulgated thereunder (“CERCLA”); (ii) any hazardous waste as that term is defined in applicable state or local law; (iii) any substance containing petroleum, as that term is defined in Section 9001(8) of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6991(8) or in 40 C.F.R. Section 280.1; or (iv) any other substance for which any governmental entity with jurisdiction over the Company’s leasehold premises requires special handling in its generation, handling, use, collection, storage, treatment or disposal.

4.18.2 Except as set forth on Schedule 4.18 attached hereto, to the Shareholder’s knowledge there has not occurred, nor is there presently occurring, a Release of any Hazardous Substance on, into or beneath the surface of any parcel of the Company’s leasehold premises. For purposes of this Section 4.19, the term “Release” shall have the meaning given it in CERCLA.

4.18.3 Except as set forth on Schedule 4.18 attached hereto, the Company does not use, and has not used, any Underground Storage Tanks, and there are not now nor have there ever been any Underground Storage Tanks on the Company’s leasehold premises during the Company’s tenancy. For purposes of this Section 4.18, the term “Underground Storage Tanks” shall have the meaning given it in the Resource Conservation and Recovery Act (42 U.S.C. Sections 6901 et seq.).

4.18.4 Schedule 4.18 identifies (i) all environmental audits, assessments or occupational health studies undertaken by the Company or its agents or, to the best of the Company’s knowledge, undertaken by governmental agencies relating to or affecting the Company or any of the Company’s leasehold premises within the past 5 years; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by the Company or its agents or, to the best of the Company’s knowledge, undertaken by governmental agencies relating to or affecting the Company or any of the Company’s leasehold premises within the past 5 years; (iii) all written communications in Company’s possession between the Company and environmental agencies within the past 5 years; and (iv) all citations issued under the Occupational Safety and Health Act (29 U.S.C. Sections 651 et seq.) relating to or affecting the Company or any of the Company’s leasehold premises within the past 5 years.

4.19 Labor Relations. The Company is not a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of the Company into one or more collective bargaining units. There is not pending or, to the Company’s knowledge, threatened any labor dispute, strike or work stoppage that affects or which may affect the business of the Company or may interfere with its continued operation. Neither the Company nor any agent, representative or employee of the Company has within the last 24 months committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is not now pending or, to the Shareholder’s knowledge, threatened any charge or complaint against the Company by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage involving any of the employees of the Company during the 24 months prior to the date hereof. The Company is not aware that any executive or key employee or group of employees has any plans to terminate his, her or their employment with the Company.

4.20 Employee Benefits.

4.20.1 Except as set forth on Schedule 4.20 attached hereto, with respect to current or former employees of the Company, the Company does not maintain or contribute to or have any actual or potential liability with respect to any (i) deferred compensation or bonus or retirement plans or arrangements, (ii) qualified or nonqualified defined contribution or defined benefit plans or arrangements that are employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or (iii) employee welfare benefit plans, (as defined in Section 3(1) of ERISA), stock option or stock purchase plans, or material fringe benefit plans or programs whether in writing or oral. The Company has never contributed to any multiemployer pension plan (as defined in Section 3(37) of ERISA), and the Company never maintained or contributed to any defined benefit plan (as defined in Section 3(35) of ERISA). The plans, arrangements, programs and agreements referred to the preceding two sentences are referred to collectively as the “Plans.” The Company does not maintain or contribute to any Plan that provides health, accident or life insurance benefits to former employees, their spouses or dependents, other than so-called “COBRA” benefits in accordance with Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”).

4.20.2. The Plans (and related trusts and insurance contracts) set forth on Schedule 4.20 comply in form and in operation with the requirements of applicable laws and regulations, including ERISA and the Code and the nondiscrimination rules thereof. All contributions, premiums or payments due on or before the Closing Date under each Plan have been paid. Each Plan that is intended to be qualified under section 401(a) of the Code has received from the Internal Revenue Service a favorable determination letter that considers the terms of such Plan.

4.20.3. All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) with respect to the Plans set forth on Schedule 4.20 have been properly and timely filed with the appropriate government agency and distributed to participants as required. The Company has complied with the requirements of COBRA.

4.20.4. With respect to each Plan set forth on Schedule 4.20, (i) there have been no prohibited transactions as defined in Section 406 of ERISA or Section 4975 of the Code, (ii) no fiduciary (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Plans, and (iii) no actions, investigations, suits or claims with respect to the assets thereof (other than routine claims for benefits) are pending or to Company’s knowledge threatened, and neither the Company nor Shareholder has knowledge of any facts that would give rise to or could reasonably be expected to give rise to any such actions, suits or claims.

4.20.5. With respect to each of the Plans listed on Schedule 4.20, the Company has furnished to the Purchaser true and complete copies of (i) the plan documents, summary plan descriptions and summaries of material modifications, (ii) the Form 5500 Annual Report (including all schedules and other attachments for the most recent three years), (iii) all related trust agreements, insurance contracts or other funding agreements that implement such plans and (iv) all contracts relating to each such plan, including, without limitation, service provider agreements, insurance contracts, investment management agreements and record keeping agreements.

4.20.6. The Company has not incurred (except as may have been fully satisfied) and has no reason to expect that it will incur, any liability to the Pension Benefit Guaranty Corporation (other than routine premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Code with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) that the Company or any member of its “controlled group” (within the meaning of Code Section 414) maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute.

4.21 Affiliate Transactions. Except as set forth on Schedule 4.21, no officer, director, employee, shareholder or affiliate of any such Person is a party to any agreement, contract, commitment or transaction with the Company or pertaining to the business of the Company or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of the Company (excluding items of personal property that are personal in nature).

4.22 Officers and Directors; Bank Accounts. Schedule 4.22 attached hereto lists all officers and directors of the Company, and all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) for the Company.

4.23 Accuracy of Information Furnished by the Company. No representation contained herein or written statement made or furnished by any officer of the Company to the Purchaser in accordance with this Agreement contains any untrue statement of a material fact or omits any material fact necessary to make such representation or statement not misleading.

4.24 Effective Date and Closing Date. All of the representations and warranties contained in this Article IV (including those made in Sections 4.25 through 4.32 below) and elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto or in any writing delivered to the Purchaser are true and correct on the date of this Agreement and shall be true and correct on the Effective Date and the Closing Date, except to the extent the Shareholder has advised the Purchaser otherwise in writing prior to the Closing.

4.25 Execution and Delivery. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company. This Agreement has been duly executed and delivered by the Shareholder and the Company and is a valid and binding obligation of the Shareholder and the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws relating to creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will contravene any provision of the Articles of Incorporation or Bylaws of the Company.

4.26 Title to DataFlow Stock. The Shareholder is the record and beneficial owner of, and has full right, title and interest in and to the DataFlow Stock, free and clear of any lien, charge or encumbrance. Such shares of DataFlow Stock are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of such shares of DataFlow Stock. At the Closing, the Shareholder will transfer and deliver to the Purchaser valid title to, and all of such Shareholder’s right, title and interest in and to, such shares of DataFlow Stock, free and clear of any lien, charge or other encumbrance or any claim in respect of such shares of DataFlow Stock.

4.27 Absence of Litigation. There is no action, suit or proceeding pending or, to the Shareholder’s knowledge, threatened against or affecting the Shareholder or the Shareholder’s property before any court, arbitrator or governmental body, agency or official that in any manner involves the shares of DataFlow Stock owned by the Shareholder or draws into question the validity of this Agreement, such shares of DataFlow Stock or any other document to be delivered by the Shareholder pursuant to this Agreement.

4.28 Governmental Authorization; Consents. The execution, delivery and performance by the Company and the Shareholder of this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority. No consent, approval, waiver or other action by any private party under any contract, agreement, indenture, lease, instrument or other document to which the Company or the Shareholder is a party or by which the Company or the Shareholder is bound is required for the execution, delivery and performance of this Agreement by the Company or the Shareholder or the consummation of the transactions contemplated hereby.

4.29 Non-Contravention. The execution, delivery and performance by the Company and the Shareholder of this Agreement do not and will not (i) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or the Shareholder, (ii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or the Shareholder under any agreement, contract or other instrument binding upon the Company or the Shareholder or under any license, franchise, permit or other similar authorization held by the Company or the Shareholder or (iii) result in the creation or imposition of any lien, charge or other encumbrance on any asset of the Company or the Shareholder or on the DataFlow Stock.

4.30 Informed Decision. The Shareholder has sufficient knowledge and experience in financial and business matters to be capable of evaluating the decision to enter into and perform this Agreement. The Shareholder has been given an opportunity to ask questions and receive answers from the Company and the Company’s counsel concerning the business and financial condition of the Company, and concerning the terms and conditions of this Agreement and such other matters that the Shareholder deemed relevant in connection with its decision to enter into this Agreement. In evaluating the opportunity to enter into this Agreement, the Shareholder has not relied on any representations other than (i) those set forth herein or in other agreements executed and delivered in connection herewith, (ii) those contained in public SEC filings of Trintech Group, and (iii) those attached hereto as part of Schedule 4.30.

4.31 Company Property. As of the Closing, the Shareholder will not be in possession of any property of the Company (whether real or personal, of whatever nature) other than (i) the specific items of personal property described on Schedule 4.31, which the Company shall convey to the Shareholder at or prior to the Closing, and (ii) property in the possession of the Shareholder in his capacity as an employee or officer of the Company.

4.32 Common Stock and Related Matters. There are no contractual rights of refusal with respect to the sale of the DataFlow Stock hereunder. The Shareholder has not violated any applicable federal or state securities laws in connection with the offer or sale of the DataFlow Stock.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

To induce the Company and the Shareholder to enter into this Agreement and to consummate the transactions contemplated hereunder, the Purchaser makes the following representations and warranties.

5.1 Organization, Power and Authority. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of California, and has all requisite corporate power and authority to enter into this Agreement and all other agreements contemplated hereby and to perform its obligations hereunder and thereunder. The Purchaser has delivered true and correct copies of its Certificate of Incorporation and Bylaws to the Shareholder. Such Certificate of Incorporation and Bylaws will be in full force and effect as of the Closing without amendment.

5.2 Due Authorization; Binding Obligation; No Conflicts. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws relating to creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) contravene any provision of the Certificate of Incorporation or Bylaws of the Purchaser; (ii) violate or conflict with any federal, state or local law, statute, ordinance, rule, regulation or any decree, writ, injunction, judgment or order of any court or administrative or other governmental body or of any arbitration award that is either applicable to, binding upon or enforceable against the Purchaser; or (iii) conflict with, result in any breach of or default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under any material mortgage, contract, agreement, lease, license, indenture, will, trust or other instrument that is either binding upon or enforceable against the Purchaser.

5.3 Litigation. There are no actions, suits, claims, governmental investigations or arbitration proceedings pending or, to the best of the Purchaser’s knowledge, threatened against or affecting the Purchaser which question the validity or enforceability of this Agreement or any action contemplated herein, and there is no basis for any of the foregoing. There are no outstanding orders, decrees or stipulations issued by any federal, state, local or foreign judicial or administrative authority in any proceeding to which the Purchaser is or was a party.

5.4 Compliance with Laws. The Purchaser is in compliance in all material respects with all laws, regulations and orders applicable to it. Neither the Purchaser nor, to its knowledge, any of its affiliates has been cited, fined or otherwise notified in writing of any asserted failure to comply with any laws, including those relating to the issuance and the sale of securities, the violation of which could reasonably be expected to have a material adverse effect on the current and prospective operations and business of the Purchaser and no proceeding with respect to any such violation is now pending or, to the Purchaser’s knowledge, has been threatened.

5.5 Issuance of Trintech Stock. Upon issuance of the Trintech Stock to the Shareholder pursuant to the terms of the Subscription Agreement, the Trintech Stock (i) will be duly authorized, validly issued, fully paid and non-assessable, (ii) will have been issued in compliance with all applicable state and federal securities laws, (iii) will not have been issued in violation of any preemptive rights or rights of first refusal, and (iv) upon expiration of the Lock-Up Period will be freely tradable through the NASDAQ National Market System. No preemptive rights or rights of first refusal exist with respect to the issuance of the Trintech Stock to the Shareholder pursuant to the Subscription Agreement and no such rights arise by virtue of or in connection with the transactions contemplated hereby.

5.6 Accuracy of Information Furnished by the Purchaser. No representation contained herein or written statement made or furnished by any officer of the Purchaser to the Company or the Shareholder in

accordance with this Agreement contains any untrue statement of a material fact or omits any material fact necessary to make such representation or statement not misleading.

5.7 Reports and Financial Statements. From July 31, 2003 until the date hereof, except where failure to have done so did not and would not have a material adverse effect on Trintech Group, Trintech Group has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the SEC (collectively, the “Trintech Group Reports”). Trintech Group has previously furnished copies of the Trintech Group Reports to each of the Company and the Shareholder. As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), the Trintech Group Reports complied in all material respects with all the rules and regulations promulgated by the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Trintech Group included in the Trintech Group Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States Generally Accepted Accounting Principles consistently applied during the periods presented (except as otherwise noted therein) and fairly present (subject, in case of unaudited statements, to normal audit adjustments) the financial position of Trintech Group and its consolidated subsidiaries as of the date thereof and the results of their operations and their cash flows for the periods then ended.

5.8 No Material Adverse Change. Since the date of the latest Trintech Group Reports, there has not occurred with respect to Trintech Group, any material change in its business, prospects, financial condition, or results of operations excluding events that affected the economy or stock markets generally.

5.9 Effective Date and Closing Date. All of the representations and warranties of the Purchaser contained in this Article V and elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto or in any writing delivered to the Shareholder are true and correct on the date of this Agreement and shall be true and correct on the Effective Date and the Closing Date, except to the extent that the Purchaser has advised the Shareholder otherwise in writing prior to the Closing.

ARTICLE VI

CERTAIN ACTIONS AFTER THE CLOSING

6.1 Continued Employment of the Company’s Employees. Immediately after the Closing, the Purchaser will cause the Company to offer employment to all persons currently employed by the Company who are listed on Schedule 6.1 and who wish to remain employees of the Company, at the same base salary and in the same position as in effect prior to the Closing.

6.2 Restrictive Covenants.

6.2.1 To assure that the Purchaser will realize the value and goodwill inherent in the DataFlow Stock, the Shareholder agrees that he shall not:

6.2.1.1 Directly or indirectly engage (as an owner, partner, employee, agent, consultant or otherwise) in any business engaged in the Business in the State of Texas or in any county of any other state in the United States in which any client of the Company has managerial employees permanently stationed (the “Territory”), during the Restricted Period (as that term is defined in the Employment Agreement);

6.2.1.2 Directly or indirectly, for a period of five years following the Closing Date, request or advise any individual or company that is a customer of the Company at the Closing Date to withdraw, curtail or cancel any such customer’s business with the Company; or

6.2.1.3 Solicit or cause, directly or indirectly, to be solicited, or attempt to induce, for a period of five years after the Closing Date, any person employed by the Company at or at any time within 180 days prior to the Closing Date, unless such person either was not offered employment by the Company immediately following the Closing or was terminated thereafter, (i) to refuse an offer of employment from the Company, or (ii) if such an offer is accepted, to terminate his or her employment with the Company.

6.2.2 The Shareholder agrees and acknowledges that the restrictions contained in Section 6.2.1 are reasonable in scope and duration and are necessary to protect the Purchaser after the Closing Date. If, however, any provision of Section 6.2.1, as applied to any party or to any circumstances, is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other provision of the said Section 6.2.1 or any other part of this Agreement, the application of such provision in any other circumstances, or the validity or enforceability of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the scope of the restriction, the duration of such provision or the area covered thereby, the parties agree that the court making such determination will have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form such provision will then be enforceable and will be enforced. Upon breach of any provision of Section 6.2.1, the Purchaser will be entitled to injunctive relief, since the remedy at law would be inadequate and insufficient. In addition, the Purchaser will be entitled to such damages as it can show it has sustained by reason of such breach.

6.3 Use of Name. The Shareholder agrees that after the Closing he will not use the name “DataFlow Services, Inc” or “DataFlow Services” or “DataFlow” (either alone or together with other names or words) or license other people to use such name in connection with any business.

6.4 Books and Records. Unless otherwise consented to in writing by the Company or the Shareholder, the Purchaser will not, for a period of four years following the date hereof, destroy, alter or otherwise dispose of any of the books and records of the Company without first offering to surrender to the Shareholder such books and records or any portion thereof of that the Purchaser may intend to dispose of, destroy or alter. The Purchaser will allow the Shareholder and his representatives, attorneys and accountants access to such books and records, upon reasonable request for access during such party’s normal business hours, for the purpose of examining and copying the same in connection with any matter whether or not related to or arising out of this Agreement or the transactions contemplated hereby.

6.5 Post-Closing Financial Reporting by the Purchaser; Post-Closing Operation of the Business. The Purchaser shall integrate the accounting and reporting of the Company’s business through its Oracle accounting system as soon as is reasonably practicable after the Closing, and shall assume the costs associated with its Oracle accounting system. Also, all human resources functions of the Company will be transferred to the Purchaser. Each month thereafter during the period of the earn-out payments discussed in Section 2.1.4 above the Purchaser shall report to the Shareholder the financial performance of the Company’s business combined with the Purchaser’s existing statement delivery business (i.e., the Business), as a separate business unit of the Purchaser. The Purchaser shall produce such reports on a pre-tax basis and shall circulate such reports within five business days after the end of each calendar month.

In keeping with other business units of the Purchaser, the accounts for the Company’s business will be prepared on the basis of United States Generally Accepted Accounting Principles consistently applied, and will include the revenue generated by the statement delivery businesses of the Purchaser and all legal entities owned by it that are engaged in the statement delivery business.

In integrating the statement delivery businesses of the Company and the Purchaser, the parties agree that their joint goal is to select the best practices of each party, including the operational systems and procedures for the post-Closing joint operation of the Business that achieves maximum ease of use, flexibility, performance, and profitability for the Business, and accuracy (and supportability) of reporting to the customers of the Business.

ARTICLE VII

INDEMNIFICATION

7.1 Agreements to Indemnify. As used in this Agreement, the term “Indemnifiable Damages,” when referring to damages for which the Purchaser Parties (defined below) are entitled to indemnification hereunder, means, without duplication, the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including reasonable counsel and paralegal fees and expenses) incurred or suffered by the Purchaser Parties, on a pre-tax basis, net of any insurance recoveries, to the extent resulting from (i) any breach by the Shareholder or the Company of any representation or warranty made by the Shareholder or the Company in this Agreement (a “Shareholder Breach of Warranty Claim”); (ii) any violation by the Shareholder or the Company of any covenant or agreement made by the Shareholder or the Company in this Agreement (unless waived in writing by the Purchaser Party making the claim); or (iii) as a result of any of the following items (in each case regardless of any disclosure made by the Shareholder or the Company on the disclosure schedules attached hereto): (I) any income, sales or other taxes payable by the Company prior to or as of the Closing Date that are not included in the calculation of Net Assets, including, in each case, any interest or penalties related thereto; (II) any liability related to any toxic material or hazardous substance (including any clean-up or other remedial action related thereto) that arises out of or results from any act or omission by the Company prior to the Closing or any state of facts existing on or prior to the Closing Date; (III) any liability under any 401(k) or other employee benefit plan, including related taxes, contributions and all other liabilities and expenses related thereto; (IV) any liability under any indebtedness for borrowed money of the Company existing immediately prior to the Closing; (V) any liability for any violation of any law, statute, rule or regulation by the Company or any of its directors, officers, employees or agents prior to the Closing; and (VI) any liability or cost incurred in connection with personnel adjustments made by the Company prior to the Closing as mutually agreed by the parties pursuant to Section 3.5(j).

As used in this Agreement, “Indemnifiable Damages,” when referring to damages for which the Shareholder Parties (defined below) are entitled to indemnification hereunder, means, without duplication, the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including reasonable counsel and paralegal fees and expenses) incurred or suffered by the Shareholder Parties, on a pre-tax basis, to the extent resulting from (i) any breach by the Purchaser of any representation or warranty made by the Purchaser in this Agreement (a “Purchaser Breach of Warranty Claim”); (ii) any violation by the Purchaser of any covenant or agreement made by the Purchaser in this Agreement (unless waived in writing by the Shareholder Party making the claim).

Notwithstanding the foregoing, Indemnifiable Damages shall not include consequential, incidental or indirect damages.

7.1.1 Subject to the limitations provided for herein, the Shareholder shall indemnify and hold the Purchaser and its officers, directors, employees, shareholders, agents, successors and assigns (the “Purchaser Parties”) harmless in respect of all Indemnifiable Damages suffered by them.

7.1.2 The Purchaser shall indemnify the Shareholder and his agents, heirs, successors and assigns (collectively, the “Shareholders Parties”) and hold each of them harmless in respect of all Indemnifiable Damages suffered by them.

7.1.3 Each of the representations and warranties made by the parties in this Agreement shall survive for a period of 24 months after the Closing Date, notwithstanding any investigation at any time made by or on behalf of any party, and upon the expiration of such 24-month period such representations and warranties shall expire except as follows:

(a) The representations and warranties of the Company and the Shareholder contained in Sections 4.6 [Tax Matters] and 4.20 [Employee Benefits] shall expire at the time the period of limitations expires for the assessment by the taxing authority of additional taxes with respect to which the representations and warranties relate;

(b) The representations and warranties of the Company and the Shareholder contained in Sections 4.17 [Compliance with Laws] and 4.18 [Environmental Matters] shall expire at the time the latest period of limitations expires for the enforcement by an applicable governmental authority of any remedy with respect to which the particular representation or warranty relates;

(c) The representations and warranties of the Company and the Shareholder contained in Section 4.3 [Records of the Company] and 4.32 [Common Stock and Related Matters] and the representations and warranties of the Purchaser contained in Section 5.2 [Due Authorization; Binding Obligation; No Conflicts] shall survive for a period of 60 months after the Closing Date; and

(d) The representations and warranties of the Company and the Shareholder contained in Sections 4.1 [Organization; Power and Authority; Subsidiaries], 4.2 [Capitalization], 4.8 [Good Title to and Condition of Assets] and 4.26 [Title to DataFlow Stock], and the representations and warranties of the Purchaser contained in Sections 5.1 [Organization, Power and Authority] shall survive indefinitely.

No claim for the recovery of Indemnifiable Damages based upon a Shareholder Breach of Warranty Claim or a Purchaser Breach of Warranty Claim may be asserted by any party against the other party after such representations and warranties shall thus expire; provided, however, that good faith claims for Indemnifiable Damages first asserted in writing by the Indemnified Party to the Indemnifying Party (as defined below) as provided in Section 7.2 within the applicable period shall not thereafter be barred.

7.1.4 The Purchaser acknowledges and agrees that prior to proceeding directly against the Shareholder for indemnification hereunder, it will proceed against the Hold-Back Amount; provided, however, that upon either the exhaustion of the Hold-Back Amount or after the release thereof in accordance with the terms of Section 7.3, the Purchaser may thereupon seek to recover by any legal means Indemnifiable Damages directly from the Shareholder.

7.1.5 Anything in this Section 7.1 to the contrary notwithstanding, the Shareholder shall not be liable to the Purchaser Parties for any claim for Indemnifiable Damages unless all Indemnifiable Damages exceed an aggregate deductible amount of $30,000, in which case the Shareholder shall then be liable for all Indemnifiable Damages above such $30,000 deductible amount.

7.2 Settlement of Claims.

7.2.1 The party or parties seeking indemnification under Section 7.1 (the “Indemnified Party”) shall give written notice (a “Claim Notice”) to the other party or parties, as the case may be (the “Indemnifying Party”), promptly after receiving notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the liability, obligation or facts giving rise to such claim for indemnification; provided that (i) the failure to provide the Indemnifying Party a Claim Notice promptly shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party, and (ii) in any event the Indemnified Party shall give such Claim Notice within the period specified in the relevant item of Section 7.1.3. In such Claim Notice the Indemnified Party shall describe the claim and the amount thereof (if known and quantifiable) and shall specify in detail the basis of such claim and the facts pertaining thereto. Upon receipt of a Claim Notice, (x) the Indemnifying Party shall be entitled to participate in the defense of the action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s expense, and (y) subject to the limitations set forth below, if the Indemnifying Party gives the Indemnified Party notice of its election to assume control of such defense within 10 days after receiving the applicable Claim Notice, the Indemnifying Party shall be entitled to appoint lead counsel for such defense with reputable counsel reasonably acceptable to the Indemnified Party and to assume control of such defense; provided that if the Indemnifying Party timely elects to assume control of such defense, it shall:

(a) Be fully responsible for all Indemnifiable Damages relating to such claims and it will provide full indemnification to the Indemnified Party for all such Indemnifiable Damages relating to such claim;

(b) Unconditionally guarantee the payment and performance of any liability or obligation that may arise with respect to such claim or the facts giving rise to such claim for indemnification; and

(c) Furnish the Indemnified Party with reasonable evidence that the Indemnifying Party is and will be able to satisfy any such liability;

Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim of which the Indemnifying Party seeks to assume control (i) seeks non-monetary relief, (ii) involves criminal or quasi-criminal allegations solely against the Indemnified Party, (iii) involves a claim as to which the Indemnified Party reasonably believes an adverse determination would materially injure the Indemnified Party’s reputation or future business prospects, or (iv) involves a claim the Indemnifying Party has failed or is failing to vigorously prosecute or defend, in the reasonable opinion of counsel for the Indemnified Party, which opinion is expressed by such counsel in writing and is provided to the Indemnifying Party.

If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) the Indemnifying Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party.

If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly unconditionally and irrevocably release the Indemnified Party from all liabilities and obligations with respect to such claim, with prejudice.

7.2.2 The Indemnifying Party shall pay the Indemnified Party in immediately available funds (in U.S. Dollars) promptly after the Indemnified Party provides the Indemnifying Party with written notice of a claim hereunder and the Parties reasonably agree that there is a reasonable basis for such claim.

7.3 Security for Indemnification Claims by the Purchaser Parties.

7.3.1 The Purchaser may set off against the Hold-Back Amount any Indemnifiable Damages for which the Shareholder is responsible under Section 7.1, subject, however, to the terms and conditions of this Section 7.3.

7.3.2 The amount of Indemnifiable Damages to be set off against the Hold-Back Amount (the “Set Off Amount”) shall be (x) the full amount of the claim made in the applicable Claim Notice if the Shareholder either agreed to such amount or failed to respond to such Claim Notice in writing within ten business days from the date of such Claim Notice (the “Contest Period”) or (y) if such claim is contested by the Shareholder prior to the end of the Contest Period, the amount of the claim that is either agreed to by the parties or the amount of any final, non-appealable judgment on such claim, in each case together with interest, if any, included in the judgment from the date on which the Set Off Amount is finally determined through the date of payment.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) By mutual written consent of the Shareholder and the Purchaser;

(b) By the Shareholder or the Purchaser if there has been a material misrepresentation or breach on the part of the other party of the representations, warranties or covenants set forth in this Agreement or if events have occurred that have made it impossible to satisfy a condition precedent to the terminating party’s obligations to consummate the transactions contemplated hereby unless such terminating party’s willful or knowing breach of this Agreement has caused the condition to be unsatisfied; or

(c) Automatically if the Closing has not occurred on or prior to Monday, December 1, 2003.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party to any other Party under this Agreement, except that nothing herein shall relieve any Party from liability for any knowing and willful breach of this Agreement prior to such termination.

ARTICLE IX

MISCELLANEOUS

9.1 Transaction Expenses. The Purchaser will indemnify and hold the Shareholder harmless from the commission, fee or claim of any person, firm or corporation employed or retained or claiming to be employed or retained by the Purchaser to bring about, or to represent it in, the transactions contemplated hereby. The Shareholder will indemnify and hold the Purchaser harmless from the commission, fee or claim of any person, firm or corporation employed or retained or claiming to be employed or retained by the Company or the Shareholder to bring about, or to represent any of them in, the transactions contemplated hereby. In addition, each party shall pay their own expenses (including legal and accounting fees) incident to the negotiation and preparation of this Agreement and any other documents prepared in connection therewith, and the consummation of the transactions contemplated herein.

9.2 Amendment and Modification. The parties hereto may amend, modify and supplement this Agreement in such manner as may be agreed upon by all of them in writing.

9.3 Entire Agreement. This Agreement, including the exhibits, schedules, certificates and other documents and agreements delivered on the date hereof or in connection herewith, contains the entire agreement of the parties hereto with respect to the purchase of the DataFlow Stock and the other transactions contemplated herein, and supersedes all prior understandings and agreements (oral or written) of the parties with respect to the subject matter hereof. The parties expressly represent and warrant that in entering into this Agreement they are not relying on any prior representations made by any other party concerning the terms, conditions or effects of this Agreement which terms, conditions or effects are not expressly set forth herein. Any reference herein to this Agreement shall be deemed to include the schedules and exhibits.

9.4 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be to an article, section, paragraph, clause, schedule or exhibit of this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge” or “best of knowledge” when applied to any person, shall mean the actual knowledge, after reasonable investigation, of such person. Time shall be of the essence in this Agreement.

9.5 Execution in Counterpart. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

9.6 Notices. Any notice, consent, approval, request, acknowledgment, other communications or information to be given or made hereunder to any of the parties by any other party shall be in writing and either (i) delivered personally, (ii) sent by certified mail, postage prepaid, (iii) sent by nationally recognized overnight courier service, or (iv) sent by facsimile to the fax number listed below (provided that, for a facsimile, a copy is also sent promptly by U.S. mail, certified mail or overnight delivery service):

If to the Shareholder or the Company, to the attention of the Shareholder at:

With a copy to:

Mr. Jeffrey Wiggins	David N. Reed
5648 Lindsey Dr.	Meadows, Owens, Collier, Reed
Plano, TX 75093	Cousins & Blau, LLP
Fax: _____________________	901 Main Street, Suite 3700
Dallas, TX 75202
Fax: 214.747.3732

If to the Purchaser, addressed to:	With a copy to:

Trintech Group PLC	Bill Stone
South Country Business Park	Scheef & Stone, L.L.P.
Leopardstown, Dublin 18	5956 Sherry Lane, Suite 1400
Attention: General Counsel	Dallas, Texas 75225
Fax: (603) 590-1427	Fax: 214.706.4242

Any party may change the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice. Any notice delivered personally or overnight courier or by facsimile shall be deemed to have been given on the date it is so delivered, and any notice delivered by registered or certified mail shall be deemed to have been given on the date it is received.

9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflicts of laws principles that would cause any state’s laws, other than the laws of the State of Texas, to apply.

9.8 Confidentiality; Publicity. Except as may be required by law, rule or regulation or as otherwise permitted or expressly contemplated herein, none of the Shareholder or his affiliates, agents or representatives shall disclose to any third party the subject matter or terms of this Agreement without the prior consent of the Purchaser. In addition, no press release or other public announcement related to this Agreement or the transactions contemplated hereby will be issued by any of such persons without the prior approval of the Purchaser.

9.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior consent of the other parties.

9.11 Binding Effect; No Third Party Beneficiaries. This Agreement shall inure to the benefit of, be binding upon and be enforceable by and against the Shareholder, the Company and the Purchaser and their respective successors and permitted assigns, and nothing herein expressed or implied shall be construed to give any other person any legal or equitable rights hereunder.

9.12 Negotiation Representations. Each party hereto expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself or himself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its or his own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its or his own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s-length negotiations conducted by and among the parties and their counsel.

9.13 Acquisition of Trintech Stock by the Shareholder. The Shareholder hereby represents that (a) he, either alone or together with his purchaser representative, is a sophisticated investor, has had prior experience with investments of a similar nature, and has knowledge and experience in financial and business matters such that he is capable of evaluating the merits and risks of an investment in the Trintech Stock, and (b) all material documents, records and books pertaining to the Purchaser and the Trintech Stock he has requested have been made available to him (including but not limited to filings by Trintech Group with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended), and he has been given an opportunity to make any further inquiries of Trintech Group and its representatives that he desires to make and that each such inquiry has been answered, or requested information provided, to his satisfaction. The Shareholder understands an investment in the Trintech Stock involves a high degree of risk.

9.14 Waiver. Subject to and effective upon the Closing, the Shareholder hereby irrevocably waives, releases and discharges the Company and its officers, directors, shareholders, partners, agents, successors and assigns and agrees not to make any claim or charge or file any lawsuit or take any other action (whether at law or in equity) against any of such persons related to, based upon or in any way concerning the Shareholder’s relationship with the Company prior to the Closing, whether as a stockholder, director, officer, employee or otherwise, except for any wages, benefits or distributions he may be entitled to receive as of the Closing Date, or any benefits to which he is entitled under this Agreement or any other agreements or undertakings executed and delivered at Closing.

[SIGNATURE PAGE FOLLOWS]

EXECUTION

The undersigned have caused this Agreement to be duly executed as of the Effective Date.

PURCHASER:

TRINTECH, INC.

By:	/s/ Cyril McGuire

Name (Printed): CYRIL MCGUIRE
Title: CEO

By:	/s/ Paul Byrne

Name (Printed): PAUL BYRNE
Title: CFO

PARENT COMPANY:

TRINTECH GROUP PLC

By:	/s/ Cyril McGuire

Name (Printed): CYRIL MCGUIRE
Title: CEO

By:	/s/ Paul Byrne

Name (Printed): PAUL BYRNE
Title: CFO

SHAREHOLDER:

/s/ Jeffrey J. Wiggins

Jeffrey Wiggins

COMPANY:

CW & ASSOCIATES, INC., D/B/A DATAFLOW SERVICES

By:	/s/ Jeffrey J. Wiggins

Name (Printed): JEFFREY WIGGINS
Title: